03045406

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 629/22.12.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED DEC 24 2003 WASH. D.C. 108

PROCESSED JAN 13 2004 THOMSON FINANCIAL

SUPPL

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of results of PPC S.A.'s Repeating Special General Meeting of minority shareholders on December 22, 2003.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 1/7

Enclosure

- Notice of results of PPC's SGM

PUBLIC POWER CORPORATION S.A.

Announcement
Of the Special General Meeting of minority shareholders of Public Power Corporation S.A. results.

Today on Monday the 22nd of December 2003 at 11:00 a.m., took place the Special General Meeting of minority shareholders of the societe anonyme under the name "Public Power Corporation S.A" .

The two (2) minority representatives for the Board of Directors of PPC S.A. which were elected in accordance with the Greek Law and articles 20 an 10 2c of the Articles of incorporation, are:

1. Mr. Theodoropoulos Spiridon, Businessman
2. Mr. Manos Ioannis, Lawyer

In total three (3) candidates submitted candidacy.

Athens, 22 December 2003

Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 629/22.12.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a notice of results of PPC S.A.'s Repeating Special General Meeting of minority shareholders on December 22, 2003.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice of results of PPC's SGM

PUBLIC POWER CORPORATION S.A.

Announcement

Of the Special General Meeting of minority shareholders of Public Power Corporation S.A. results.

Today on Monday the 22nd of December 2003 at 11:00 a.m., took place the Special General Meeting of minority shareholders of the societe anonyme under the name “Public Power Corporation S.A” .

The two (2) minority representatives for the Board of Directors of PPC S.A. which were elected in accordance with the Greek Law and articles 20 an 10 2c of the Articles of incorporation, are:

1. Mr. Theodoropoulos Spiridon, Businessman
2. Mr. Manos Ioannis, Lawyer

In total three (3) candidates submitted candidacy.

Athens, 22 December 2003